FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   March 4, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

Tuesday February 4, 2003

$5.3 Million Budget, 40,000 Metre Drill Program Commences River Valley PGM Project, Sudbury, Ontario Platinum Reaches 23 year High – US$686

Pacific North West Capital Corp. (“PFN”) is pleased to announce that a 6th Phase of drilling has commenced on the River Valley Platinum-group metal (PGM) property, near Sudbury, Ontario.

Two drill rigs are currently operating on the site.  One is located at the Dana North deposit, and the second rig is located at the Lismer’s Ridge South deposit.  The objective of the current program is to expand the current resources and to test new PGM targets. Current resources on the property are: Measured and Indicated Resources containing 825,900 in situ ounces palladium, platinum and gold.  Inferred Resources containing 200,600 in situ ounces palladium, platinum and gold.

As the program progresses drilling will include testing the outcropping mineralized PGM targets that have been identified along the 6km long intrusive contact zone extending southeast from Lismer’s Ridge.  Targets with up to 10.4 g/t PGM are slated to be drill tested along with several new targets identified in the Phase 4 surface program completed late last Fall.

The current drilling budget of $5.3 million represents a more than 100% increase over the 2002 budget of $2.3 million and is expected to facilitate the completion of more than 40,000m of new diamond drilling in 2003.  To date, 47,000m of diamond drilling has been completed on the property (in 232 holes) primarily focusing on the Dana Lake and Lismer’s Ridge deposits.  The current resources lie within the northern half of the property and cover less than 30% of the prospective project area.  The remaining 70% of prospective intrusive contact will be a major focus of the 2003 drilling program.

The Qualified Person for this release is Scott Jobin-Bevans, V-P Exploration, Pacific North West Capital Corp.  PFN and Anglo Platinum each holds a 50% interest in the River Valley PGM Project.  Anglo Platinum may earn 60% by completing a Feasibility Study, and 65% by funding the project through to production.  Anglo Platinum has provided over $6.7 million for exploration on this project to date and the newly approved 2003 budget increases the funding to $12 million.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

For further information, please call Toll Free 1-800-667-1870

By fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr, President

SEC 12g(3) Exemption # 82-4828

Disclaimer

The Toronto Stock exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This news release may contain certain “Forward Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included herein are forward looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 4, 2003

Item 3: Press Release

A Press release dated and issued February 4, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that a 6th Phase of drilling has commenced on the River Valley Platinum group metal property near Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 5, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity